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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4
                                (Amendment No. 1)

                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

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                               ATRION CORPORATION
                                (Name of Issuer)

                               ATRION CORPORATION
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                    049904105
                      (Cusip Number of Class of Securities)

                                 EMILE A. BATTAT
                 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               ATRION CORPORATION
                              ONE ALLENTOWN PARKWAY
                             ALLEN, TEXAS 75002-4211
                                 (972) 390-9800
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on behalf of the Person(s) Filing Statement)

                                   Copies To:
                            B. G. MINISMAN, JR., ESQ.
                      BERKOWITZ, LEFKOVITS, ISOM & KUSHNER
                              1600 SOUTHTRUST TOWER
                            BIRMINGHAM, ALABAMA 35203
                                 (205) 328-0480

                                 March 22, 1999
                   (Date Tender Offer First Published, Sent or
                           Given to Security Holders)


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         This Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4, dated March 22, 1999, relating to the offer by Atrion Corporation (the "Company") to purchase 400,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $.10 per share (such shares, together with the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of February 1, 1990, as amended, between the Company and American Stock Transfer & Trust Company as Rights Agent, are hereinafter referred to as the "Shares"), at prices not greater than $10.00 nor less than $8.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 1999, and in the related Letter of Transmittal, which, as amended from time to time, together constitute the "Offer," copies of which are attached as Exhibits (a)(1) and
(a)(2), respectively, to the Schedule 13E-4. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 13E-4.

ITEM 8.  ADDITIONAL INFORMATION.

         Item 8(e) is hereby supplemented to reflect the following amendments and supplements to the Offer:

         (i) The sixth paragraph of Section 2 of the Offer to Purchase is supplemented by adding the following:

         "The Company has no present plans to conduct any issuer tender offers after expiration of the Offer, and, while the Company has a stock repurchase program pursuant to which additional Shares may be repurchased, the Company currently has no specific plans to repurchase Shares pursuant to that program."

         (ii) Section 10 of the Offer to Purchase is supplemented by adding the following language after the fifth paragraph in said section:

         "On November 16, 1998, the Company commenced an issuer tender offer (the "Prior Tender Offer") pursuant to which the Company invited its stockholders to tender up to 500,000 Shares at prices not greater than $9.00 nor less than $7.00 per Share in cash, as specified by the tendering stockholders. The Prior Tender Offer expired on December 15, 1998. On December 22, 1998, the Company purchased a total of 239,092 Shares at a price of $9.00 per share pursuant to the Prior Tender Offer."

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 of the Schedule is hereby amended and supplemented to add Exhibits (a)(9) and (a)(10).

(a)(9)            Form of Supplement to Offer to Purchase dated April 8, 1999.

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(a)(10)  Form of Letter to Stockholders of the Company dated April 8, 1999, from Emile A. Battat, Chairman, President and Chief Executive Officer.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13E-4 is true, complete and correct.


                               ATRION CORPORATION


                               By: /s/ Emile A. Battat
                                  -------------------------------------------
                               Name:  Emile A. Battat
                               Title: Chairman, President and Chief Executive
                                      Officer

Dated: April 8, 1999


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                                  EXHIBIT INDEX

EXHIBIT
  NO.                              DESCRIPTION
(a)(9)   Form of Supplement to Offer to Purchase dated April 8, 1999.

(a)(10)  Form of Letter to Stockholders of the Company dated April 8, 1999, from
         Emile A. Battat, Chairman, President and Chief Executive Officer.



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